Exhibit (a)(5)(E)

For more information, contact:

The Blueshirt Group, Investor Relations

Chris Danne

(415) 217-7722

chris@blueshirtgroup.com

Cogent Systems Pleased with Ruling in Delaware Lawsuit; Cogent Board Reiterates Support for 3M Acquisition

Pasadena, CA – October 6, 2010 – Cogent, Inc. (Nasdaq: COGT) today announced that on October 5, 2010, the Delaware Chancery Court denied a shareholder motion to block the proposed acquisition of Cogent by 3M Company (NYSE: MMM), concluding, among other things, that the plaintiffs had not shown a reasonable probability of success on the merits of any of their claims.

Ming Hsieh, Cogent’s President and Chief Executive Officer commented, “We are pleased with the judge’s ruling. The Cogent Board of Directors continues to strongly endorse the proposed acquisition of the Company by 3M and notes that Cogent has not received any competing bids since we announced the deal on August 30th.”

Cogent also announced that it has been advised by 3M that all applicable regulatory waiting periods with respect to 3M’s tender offer have now expired.

3M’s tender offer for all outstanding shares of Cogent’s common stock expires at midnight, New York City time, on October 7, 2010.

About Cogent Systems

Cogent is a global biometric identification solutions provider to governments, law enforcement agencies, and commercial enterprises. Cogent provides the highest quality identification systems, products and services with leading technology, accuracy and speed. Cogent’s Automated Fingerprint/Palmprint Identification Systems, or AFIS, enable customers to capture fingerprint and palm print images electronically, encode prints into searchable files, and accurately compare a set of fingerprints/palm prints to a database containing potentially millions of prints in seconds. For more information, please visit www.cogentsystems.com.